EX-10.13

[HEMOBIOTECH LOGO]

2110 Research Row
Suite 457
Dallas, Texas 75235
469-585-7613
972-620-9830 fax
artburb@flash.net





October 14, 2004

Dr. Lawrence Helson
1375 California Rd.
Quaker Town, PA 18951

Dear Dr. Helson:

This will confirm the agreement between you and Hemobiotech, Inc, a Delaware corporation ("HBT") with respect to your providing advisory services to HBT and serving on its Advisory Board. Set forth below are the terms and conditions mutually agreed upon:

1. TERMS: This agreement shall be effective on the date of your acceptance of this letter as indicated below and shall continue until terminated by either party upon 30 days written notice to the other, or until superseded by another agreement between the parties.

2. DUTIES: As an advisor, and not as an employee or agent, you are to provide HBT with advisory services on technical, medical and market issues related to HBT and its second generation blood substitute, HemoTech. In no event shall you be held liable for any actions taken by or on behalf of HBT as a result of your services. HBT hereby agrees to defend, indemnify and hold you harmless for any loss, claim, damage or liability of whatsoever kind, which may arise in connection with your services as described in this agreement, except for any loss, claim damage or liability arising under Sections 4 and 5 of this agreement.

3. TIME AND COMPENSATION: You shall make yourself available for services by telephone calls, as well as at least one meeting every other month which can be implemented by telephone conference calls, one annual meeting at the company's facility plus additional meetings if your schedule permits. Upon signing this agreement you will receive a fee of $1500 per month to be paid at the end of each month and nonqualified stock option to purchase 15,000 shares of Common Stock of HBT at an exercise price per share of $0.85. In addition, at the end of each year of service on the advisory board, you will be granted an additional nonqualified stock option to purchase 5,000 shares of Common Stock of HBT at an exercise price equal to the then market value of the Common Stock. In each case, 25% of the Common Stock underlying the option shall become exercisable on


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         the first anniversary of the option grant, provided you are still serving on the advisory board on such date, and the balance of the Common Stock underlying the option shall become exercisable in a series of 36 successive equal monthly installments upon your completion of each additional month of service on the advisory board over the 36-month period measured from the one-year anniversary date of the option grant. The options will be issued pursuant, and subject to, the terms of the HBT stock option plan which will be provided separately. All reasonable expenses incurred by you during the course of your service as an advisory board member will be reimbursed by HBT within 45 days after submission by you of appropriate receipts documenting such expenses.

4. INVENTIONS: Any inventions that you discover or develop related to HBT's business while performing services for HBT hereunder, shall be the property of HBT unless otherwise specified (such as joint discovery and/or development, which will be agreed upon by both parties).

5. CONFIDENTIALITY: Confidentiality is the essence of this agreement. You agree to keep in confidence and not disclose any part of the Confidential Information. "Confidential Information" means information, whether or not originated by HBT, and whether or not reduced to writing, which is used in HBT's business and is (i) confidential to, about or created by or for HBT or any of HBT's customers, licensors or suppliers; (ii) gives HBT some competitive business advantage or the opportunity of obtaining such advantage or the disclosure of which could be detrimental to the interests of HBT; (iii) designated as Confidential Information by HBT, or from all the relevant circumstances should reasonably be assumed by you to be confidential and proprietary to HBT; or (iv) not generally known by non-HBT personnel. Confidential Information does not include information which (i) is or becomes public knowledge through no fault of your own (effective only after such information has become public knowledge); (ii) you can demonstrate was known by you prior to October 14, 2004; (iii) is disclosed to you by a third party who is not subject to any restriction on disclosure by HBT; and (iv) you can demonstrate was developed by you independently without benefit of, or based on, the disclosures made hereunder.

         Both parties will decide on patent opportunities for products discovered and/or developed jointly before my decision to publish the data is made. Any unpublished material or technology that is received by HBT from you that was developed by you prior to or outside of the duties of this advisory agreement will be. considered confidential by HBT and its advisors and agents. Either party may request return of all material deemed Confidential Information upon the termination of this agreement. Neither party will exclude the other from advisory, collaborative or business agreements in other fields so long as these arrangements do not violate the confidentiality obligations under this agreement. The confidentiality obligations of each party pursuant to this Section 5 shall survive the termination of this agreement for any reason whatsoever.

6. This agreement represents the entire agreement between the parties with respect to its subject matter.


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If the foregoing represents your understanding of our agreement, please sign and return the enclosed copy of this letter.

Best Regards,

Hemobiotech, Inc.

By: /s/ Arthur P. Bollon
    ------------------------------
    Arthur P. Bollon, Ph.D.
    Chairman and CEO



Accepted and Agreed:

By: /s/ Lawrence Helson, M.D.
    ------------------------------
    Lawrence Helson, M.D., FAAP